Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the Offer to Purchase dated March 8, 2004, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities laws of which require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of Watson Wyatt by CIBC World Markets Corp., the Dealer Manager of the tender offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
BY
WATSON WYATT & COMPANY HOLDINGS
OF
UP TO 3,600,000 SHARES OF ITS CLASS A COMMON STOCK
AT A PRICE
OF NOT GREATER THAN $25.25
OR LESS THAN $23.00 PER SHARE

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, APRIL 2, 2004, UNLESS THE TENDER OFFER IS EXTENDED.

Watson Wyatt & Company Holdings is offering to purchase up to 3,600,000 shares of its Class A common stock, par value $.01 per share, or, if the aggregate purchase price for such shares would exceed $85,000,000, the number of whole shares equal to $85,000,000 divided by the per share purchase price, at a price not greater than $25.25 nor less than $23.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2004 (as may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal, which, as the same may be amended or supplemented from time to time, together constitute the tender offer. The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions as set forth in the Offer to Purchase.

Watson Wyatt will, upon the terms and subject to the conditions of the tender offer, determine a single per share price, not greater than $25.25 nor less than $23.00 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn from the tender offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Watson Wyatt will select the lowest purchase price per share that will allow it to purchase 3,600,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices not greater than $25.25 nor less than $23.00 per share. The price Watson Wyatt will select is sometimes referred to as the "Final Purchase Price". If Watson Wyatt is not able to purchase 3,600,000 shares at the Final Purchase Price because the aggregate purchase price would exceed $85,000,000, Watson Wyatt will purchase that number of shares equal to $85,000,000 divided by the Final Purchase Price, rounded to the nearest whole share. All shares properly tendered prior to the expiration date at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the tender offer at the Final Purchase Price, upon the terms and subject to the conditions of the tender offer, including the "odd lot," priority, proration (either because more than the number of shares we seek are properly tendered or fewer than 3,600,000 shares are properly tendered but the aggregate purchase price for such shares would exceed $85,000,000) and conditional tender provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the shares, regardless of any delay in making such payment. All shares acquired in the tender offer will be acquired at the Final Purchase Price. Watson Wyatt reserves the right, in its sole discretion, to purchase more than 3,600,000 shares in the tender offer, and/or to amend the maximum aggregate purchase price, subject to applicable law.

Watson Wyatt reserves the right, in its sole discretion, to terminate the tender offer at any time or to amend the tender offer in any respect subject to applicable law.

The tender offer will expire at Midnight, Eastern Standard Time, on Friday, April 2, 2004 (as this time may be extended in accordance with the terms of the tender offer, the "expiration date"), unless Watson Wyatt exercises its right, in its sole discretion, to extend the tender offer at any time or from time to time.

Upon the terms and subject to the conditions of the tender offer, if (i) more than 3,600,000 shares, or such greater number of shares as Watson Wyatt may elect to purchase, subject to applicable law, have been validly tendered, and not properly withdrawn before the expiration date, at prices at or below the Final Purchase Price, or (ii) fewer than 3,600,000 shares are tendered but the aggregate purchase price for such shares would exceed $85,000,000, Watson Wyatt will accept the shares to be purchased in the following order of priority: (i) from all holders of "odd lots" of less than 100 shares who properly tender all their shares at or below the Final Purchase Price and do not properly withdraw them before the expiration date (partial tenders will not qualify for this preference); (ii) from all other stockholders who properly tender shares at or below the Final Purchase Price, on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase and with appropriate adjustment to avoid purchases of fractional shares; and (iii) only if necessary to permit Watson Wyatt to purchase the total number of shares to be purchased in this tender offer, from holders who have tendered shares subject to the condition that a specified minimum number of the holder's shares be purchased if any shares are purchased in the tender offer as described in the Offer to Purchase (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Watson Wyatt expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Watson Wyatt to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to Wachovia Bank, N.A. (the Depositary for the tender offer) and making a public announcement thereof. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the rights of a tendering stockholder to withdraw such stockholder's shares.

Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that shares tendered may be withdrawn at any time after Midnight on April 30, 2004 unless previously accepted for payment by Watson Wyatt or as provided by the terms of the tender offer. To be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at its address set forth in the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn, and the name of the registered holder of the shares. In addition, if the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of shares tendered by an Eligible Institution). If shares have been tendered pursuant to the procedures for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at The Depository Trust Company to be credited with the withdrawn shares and otherwise comply with the procedures of that facility. All questions as to the form and validity, including the time of receipt, of any tender or notice of withdrawal will be determined by Watson Wyatt, in its sole discretion, whose determination will be final and binding. None of Watson Wyatt, the Dealer Manager, the Information Agent, the

Depositary or any other person will be under any duty to give notice of any defects or irregularities in any tender or notification of withdrawal or incur any liability for failure to give any such notification.

Watson Wyatt is making the tender offer because its management and Board of Directors believe that the purchase of shares pursuant to the tender offer constitutes a prudent use of its financial resources, given its business profile, assets and current market price and that investing in its own shares is an attractive use of its resources and an efficient means to provide value to its stockholders. The tender offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price and the usual transaction costs associated with open market sales. The tender offer allows stockholders to sell a portion of their shares while retaining an equity interest in Watson Wyatt, if desired. Stockholders who do not tender will realize a proportionate increase in their relative interest in Watson Wyatt and its future earnings and assets, subject to Watson Wyatt's right to issue additional shares and other equity interests in the future.

NEITHER WATSON WYATT NOR ANY MEMBER OF ITS BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES, OR AS TO THE PRICE OR PRICES AT WHICH ANY STOCKHOLDER MAY CHOOSE TO TENDER SHARES. NEITHER WATSON WYATT NOR ANY MEMBER OF ITS BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE TENDER OFFER. STOCKHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THE OFFER TO PURCHASE, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND THEN MAKE THEIR OWN DECISION ABOUT WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER. FIVE OF WATSON WYATT'S DIRECTORS AND EXECUTIVE OFFICERS HAVE INDICATED THAT THEY INTEND TO TENDER AN AGGREGATE OF 40,500 SHARES IN THE TENDER OFFER. ALL OTHER DIRECTORS AND EXECUTIVE OFFICERS OF WATSON WYATT HAVE INDICATED THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference. Watson Wyatt is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the tender offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed commencing today to all holders of the shares, as reflected on the records of the transfer agent as of March 3, 2004. The tender offer is explained in detail in those materials. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent at the address and telephone number set forth below and will be furnished promptly at Watson Wyatt's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.

The Information Agent for the tender offer is:

105 Madison Avenue
New York, New York 10016
Call Collect: (212) 929-5500
or Toll Free: (800) 322-2885

E-mail: proxy@mackenziepartners.com

The Dealer Manager for the tender offer is:

417 Fifth Avenue
Equity Capital Markets—2nd Floor
New York, NY 10016
(212) 667-7800

March 8, 2004